As filed with the Securities and Exchange Commission on April 26, 2019

Registration No. 333-221814

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1 to

Post-Effective Amendment No. 3

to

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Rodin Income Trust, Inc.

(Exact name of registrant as specified in its charter)

110 E. 59th Street

New York, NY 10022

(212) 938-5000

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Rodin Income Advisors, LLC

John Jones

110 E. 59th Street

New York, NY 10022

(212) 938-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph A. Herz, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, NY 10166 (212) 801-9200	Stephen M. Merkel Cantor Fitzgerald Investors, LLC 499 Park Avenue New York, NY 10022 (212) 938-5000

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☒

The registrant hereby amends this post-effective amendment to the above referenced registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(c), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-221814) (the “Registration Statement”) is filed solely to file additional exhibits to the Registration Statement and update the Exhibit Index of the Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than those in Item 36(b) of Part II, as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits

(b)    Exhibits.

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

8.1	Opinion of Greenberg Traurig, LLP

23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 8.1)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 26, 2019.

RODIN INCOME TRUST, INC.

By:	/s/ Howard W. Lutnick
Howard W. Lutnick
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities on April 26, 2019.

Name	Title

/s/ Howard W. Lutnick Howard W. Lutnick	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)

/s/ Steve Bisgay Steve Bisgay	Director, Chief Financial Officer and Treasurer (Principal Financial Officer)

* Robert J. Hochberg	Independent Director

* Christopher P. Yoshida	Independent Director

* Emanuel Stern	Independent Director

*By:	/s/ Howard W. Lutnick
Howard W. Lutnick
Attorney-in-fact